


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
213
SECTION

AB 3/13

SECUR 07003943 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CULLUM + BURKS SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 NOEL ROAD, SUITE 1300
(No. and Street)

DALLAS (City) TX (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NEIL DELANEY 972-755-0270
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBA GROUP, LLP
(Name – *if individual, state last, first, middle name*)

14241 Dallas Pkwy, Ste 200 (Address) DALLAS (City) TX (State) 75254 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil Delaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cullum and Burks Securities, Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GAYLA J. JENSON
Notary Public, State of Texas
My Commission Expires
MARCH 27, 2010

Signature

CFO and FINOP
Title

Gayla Jenson 2/27/07
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CULLUM & BURKS SECURITIES, INC.

TABLE OF CONTENTS



Certified
Public
Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholder
Cullum & Burks Securities, Inc.

We have audited the accompanying statements of financial condition of Cullum & Burks Securities, Inc. (the "Company") as of December 31, 2006 and 2005 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were engaged to perform audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cullum & Burks Securities, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages 12 and 13 herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
February 26, 2007

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
► www.kbagroupllp.com

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

ASSETS

	2006	2005
Cash and cash equivalents	$ 223,048	$ 185,727
Deposit with clearing organization	35,000	15,000
Receivable from brokers and dealers	314,201	308,234
Other receivables	-	6,553
Secured demand note collateralized by marketable securities	18,000	18,000
Property and equipment, net	17,146	22,757
Other assets	6,342	3,324
Total assets	$ 613,737	$ 559,595

LIABILITIES AND SHAREHOLDER'S EQUITY

	2006	2005
Commissions payable	$ 456,765	$ 374,816
Accounts payable and accrued expenses	25,654	64,514
Liabilities subordinated to claims of general creditors	18,000	18,000
Total liabilities	500,419	457,330
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock, $.001 par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10	10
Capital in excess of par value	252,080	252,080
Accumulated deficit	(138,772)	(149,825)
Total shareholder's equity	113,318	102,265
Total liabilities and shareholder's equity	$ 613,737	$ 559,595

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Commissions and fees	$ 5,097,080	$ 3,824,915
Other	277,824	183,337
	5,374,904	4,008,252
EXPENSES		
Commissions	4,272,998	3,199,402
Operating expenses	479,963	376,417
Payroll expenses	303,317	216,999
Occupancy	150,578	87,088
Floor brokerage and clearance fees	151,384	106,944
Depreciation	5,611	6,960
	5,363,851	3,993,810
Net income before income tax expense	11,053	14,442
INCOME TAX EXPENSE	-	-
Net income	$ 11,053	$ 14,442

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2006 and 2005

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount			
Balance at December 31, 2004	10,000	$ 10	$ 252,080	$ (164,267)	$ 87,823
Net income	-	-	-	14,442	14,442
Balance at December 31, 2005	10,000	10	252,080	(149,825)	102,265
Net income				11,053	11,053
Balance at December 31, 2006	10,000	$ 10	$ 252,080	$ (138,772)	$ 113,318

The accompanying notes are an integral part of this financial statement.

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 11,053	$ 14,442
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation	5,611	6,960
Change in operating assets and liabilities:		
Receivable from brokers and dealers	(5,967)	(182,914)
Deposits with clearing organizations	(20,000)	(5,000)
Advances receivable	-	7,433
Other receivables	6,553	(5,353)
Other assets	(3,018)	(18)
Accounts payable and accrued expenses	(38,860)	43,926
Commissions payable	81,949	(63,960)
Net cash provided by (used in) operating activities	37,321	(184,484)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(2,400)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	37,321	(186,884)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	185,727	372,611
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 223,048	$ 185,727
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 1,080	$ 2,160
Cash paid during the year for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cullum & Burks Securities, Inc. (the Company) was incorporated on November 13, 1998 as a fully disclosed broker-dealer, serving clients primarily in Texas. The Company, a wholly-owned subsidiary of Cullum & Burks, Inc., ("Parent") began operations in May 1999.

Securities Transactions

The Company records all securities transactions on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Income taxes are calculated as if the Company filed on a separate return basis.

Deferred income taxes are provided on temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The deferred income tax assets and liabilities represent the future tax consequences of these differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. These deferred taxes are measured by applying currently enacted tax laws. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Property and Equipment

Depreciation of property and equipment is provided on the straight-line method over their estimated useful lives of 5 to 7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company's financial instruments subject to concentrations of credit risk consist primarily of its cash and cash equivalents and receivables from brokers and dealers. The cash and cash equivalents are placed in federally insured financial institutions or with brokerage houses. The receivables from brokers and dealers are routinely assessed for collectibility and for the brokerage houses' financial strength.

CULLUM & BURKS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE B. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6.667% of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $107,830, and excess capital of $75,653. The Company's ratio of aggregate indebtedness to net capital was 4.47 to 1 at December 31, 2006.

NOTE C. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2006 and 2005 consists of the following:

	2006	2005
Office furniture and fixtures	$ 17,334	$ 17,334
Office equipment	1,324	1,324
Computer equipment	21,747	21,747
Art	17,147	17,147
	57,552	57,552
Accumulated depreciation	(40,406)	(34,795)
	$ 17,146	$ 22,757

NOTE D. INCOME TAXES

At December 31, 2006 and 2005, deferred income taxes result from temporary differences as follows:

	2006	2005
Deferred tax assets:		
Effect of change from cash to accrual basis	$ 9,600	$ 18,486
Net operating loss	16,311	10,321
Deferred tax liabilities:		
Property and equipment	(60)	(834)
Valuation allowance	(25,851)	(27,973)
Net deferred tax	$ -	$ -

NOTE E. RELATED PARTY TRANSACTIONS

The Company incurred commissions and fees to two shareholders of its Parent during 2006 and 2005 in the amount of $178,791 and $178,900, respectively. Amounts due to these related parties at December 31, 2006 and 2005 totaled $2,834 and $71,021, respectively.

CULLUM & BURKS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE F. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2006 and 2005, the Company has a $18,000 note payable pursuant to a secured demand note collateral agreement. The note bears interest at 6% and is due December 31, 2009.

The subordinated note is covered by an agreement approved by NASD Regulation, Inc., and, thus, is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's combined compliance with minimum net capital requirements, they may not be repaid to the note holder.

NOTE G. COMMITMENTS

The Company leases its office space under a operating lease. Future minimum payments under the noncancellable operating lease is as follows:

Year ended December 31,	
2007	$ 88,270
2008	88,270
2009	72,221
	$ 248,761

Total rent expense for the years ended December 31, 2006 and 2005 was approximately $107,000 and $62,000 respectively.

SUPPLEMENTAL INFORMATION

CULLUM & BURKS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

SCHEDULE I

Net capital:	
Total shareholder's equity	$ 113,318
Add: Liabilities subordinated to claims of general creditors	18,000
Less: Nonallowable assets	(23,488)
Net capital	$ 107,830
Aggregate indebtedness:	
Total liabilities	$ 500,419
Exclusions from aggregate indebtedness Pursuant to Rule 15c3-1:	
Liabilities subordinated to claims of general creditors	(18,000)
Total aggregate indebtedness	$ 482,419
Net capital requirements equal to the greater of 6.667% of aggregate indebtedness or $5,000	$ 32,163
Capital excess	$ 75,667
Ratio of aggregate indebtedness to net capital	4.47:1
Reconciliation pursuant to Rule 17a-5(d) (4):	
Net capital as previously reported (unaudited x-17A-5)	$ 107,848
Other	(18)
Net capital, as reported herein	$ 107,830

CULLUM & BURKS SECURITIES, INC.

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

SCHEDULE 2

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision k2(i) and (ii).

KBA™ GROUP | LLP

Certified Public Accountants

INTERNAL CONTROL REPORT

The Board of Directors and Shareholder
Cullum & Burks Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Cullum & Burks Securities, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
► www.kbagroupllp.com

Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. We noted the no matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
February 26, 2007

END